NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 26, 2013, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 15, 2013 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Nuveen Municipal High Income Opportunity Fund 2 and Nuveen Municipal High Income Opportunity Fund became effective before the opening on July 15, 2013. Each Common Shares of Beneficial Interest of Nuveen Municipal High Income Opportunity Fund 2 was exchanged for an equivalent dollar amount of a full Share of Beneficial Interest of Nuveen Municipal High Income Opportunity Fund. The number of shares will depend on the relative net asset values of the shares of both funds on the effective date of the merger. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 15, 2013.